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PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 754 7900

Independent Accountant's Report

To Banc One Mortgage Capital Markets, LLC:

We have examined management's assertion about Banc One Mortgage Capital Markets LLC's ("BOMCM'") compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers ("USAP") (except for commercial loan and multifamily loan servicing for which minimum servicing standards V.4 and VI. 1, are inapplicable to such servicing according to the Mortgage Bankers Association) as of and for the year ended December 31, 1998 included in the accompanying management assertion. Management is responsible for BOMCM's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the entity's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about BOMCM's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on BOMCM's compliance with the minimum servicing standards.

In  our  opinion,   management's   assertion   that  BOMCM   complied  with  the
aforementioned minimum servicing standards as of and for the year ended December 31, 1998 is fairly stated, in all material respects.


Dallas, Texas
February 22, 1999